EXHIBIT 1.01

CONFLICT MINERALS REPORT

This is the Conflict Minerals Report for National Presto Industries, Inc. for the reporting period from January 1, 2016, to December 31, 2016, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule 13p-1”).

National Presto Industries, Inc. and its subsidiaries (collectively “NPI”) are committed to complying with the laws of the United States, which includes Section 1502 of the Dodd-Frank Act, concerning conflict minerals. NPI has communicated these commitments to its suppliers and has educated its suppliers about the conflict minerals reporting obligation. NPI is several steps removed from the mining of conflict minerals. NPI requires its suppliers to perform the necessary due diligence with their supply chains to ascertain the source of any conflict minerals in the products or materials they provide to NPI.

Initially, our product engineers reviewed each of our products to determine whether the product or any of its components potentially includes a conflict mineral necessary to the functionality or production of the product. NPI’s Housewares segment uses small amounts of solder in some of its electric and electronic products primarily to solder electrical connections; solder does contain tin. The Defense segment is required to utilize conflict minerals pursuant to United States Government specifications. Because NPI does not purchase conflict minerals directly from smelters or mines, our product engineers identified the vendor of each product or component that potentially includes such a conflict mineral.

For the relevant period, the Defense segment utilized solder and solder paste, which includes amounts of tin, in impact switch assemblies, firing devices, various glass to metal seals in electric detonators and piston actuators, and plating cups in electric detonators. Also, for the relevant period, the Defense segment utilized various amounts of gold plating for some components, tantalum in products produced for the U.S. Army, as well as tungsten in certain ordnance related items.

NPI conducted in good faith a reasonable country of origin inquiry regarding conflict minerals reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country. With respect to the reasonable country of origin inquiry, NPI enjoyed a 100% response rate from its vendors. Except as disclosed below, based on the disclosures from our vendors, we have no reason to believe the products or components that we purchase from such vendors contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country.

After conducting the reasonable country of origin inquiry, the company found it necessary to conduct due diligence with respect to two of its vendors. This due diligence consisted primarily of (i) utilizing Conflict Minerals Reporting (CMR) templates adapted from the Electronic Industry Citizenship Coalition (EICC) – Global e-Sustainability Initiative (GeSI), with the goal of identifying the smelters that contribute conflict minerals to our products, (ii) determining whether such smelter names were included on the EICC/GeSI Conflict Free Smelter List (iii) assessing vendor’s responses to the CMR template questions and identifying inconsistencies or answers requiring follow-up; and (iv) after any follow-up inquiries, comparing smelter names provided to the Conflict Free Smelter List.

Upon information that is publicly available, all of the smelters identified below participate in the Conflict-Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program (CFSP) (An initiative of EICC and GeSI), which indicates that its standards are developed according to global standards including the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

EXHIBIT 1.01

The OECD Guidance Supplement on Tin, Tantalum and Tungsten states that “Downstream companies may participate in industry-wide schemes that assess smelters/refiners’ compliance with this Guidance and may draw on the information these schemes provide to help them fulfill the recommendations in this Guidance.”

Below is a list of smelters (by mineral, smelter name, country location and smelter identification number) that we believe, based upon information provided by our vendors, were used to process the conflict minerals contained in our products during 2016 that may have originated in the covered countries. These smelters have all been CFSP validated.

Gold:

Metalor USA Refining Corporation, North Attleboro, Massachusetts, United States (CID001157)

Tungsten:

Xiamen Tungsten (H.C.) Co., Ltd., Xiamen, Fujian, China (CID002320)

Because all the smelters identified above have been validated as compliant under the CFSP, and based on the due diligence conducted, we believe that no mitigation is needed related to the risk that the tantalum, tungsten, tin or gold purchased by our vendors benefit armed groups.